                                                                      EXHIBIT 19

REPORT TO SHAREHOLDERS FOR THE PERIOD ENDING MARCH 31, 1994

Dear Wachovia Shareholder:

Following brisk expansion in the final period of last year, the economy grew at a more moderate pace in the first three months of 1994. Short-term interest rates rose, reversing an extended downward trend and dampening anticipated inflationary pressures while roiling financial markets. Loan demand for banks improved and credit problems further eased, but interest margins remained compressed. In this environment, Wachovia's earnings grew moderately and a sound financial position was maintained.

Net income per fully diluted share was $.72, an increase of 4 percent from $.69 in the same quarter of 1993. Net income totaled $124.8 million versus $121.6 million and represented annualized returns, excluding unrealized gains on securities available-for-sale, net of tax, of 16.6 percent on shareholders' equity and 1.40 percent on assets.

Average interest-earning assets grew $3.120 billion or 10.9 percent with average loans up $1.928 billion or 9.1 percent. Retail loans led the increase, advancing $1.285 billion or 14.1 percent. Growth in commercial loans strengthened with average totals rising $644 million or 5.4 percent from the year-earlier period and $613 million or 5.1 percent from the fourth quarter of 1993. Investment securities expanded $1.228 billion or 19 percent.

Average interest-bearing liabilities increased $2.971 billion or 12.6 percent, largely due to the continued issuance of long-term debt under Wachovia Bank of North Carolina's bank note program. Short-term borrowings also were higher while interest-bearing deposits declined slightly.

Taxable equivalent net interest income rose modestly, the result of higher volumes and narrower spreads. The net yield on interest-earning assets declined 42 basis points from the year-earlier period and was down 7 basis points from the fourth quarter of 1993.

Other operating revenue was lower by $4.5 million or 3 percent. The decrease reflected, in part, the absence of income from student loan servicing, which was sold as a subsidiary in the first period of 1993, and reduced trading account profits. Good gains were achieved in trust and credit card fee income. Noninterest expense was modestly higher by $806 thousand or less than 1 percent after excluding nonrecurring charges in the year-earlier period.

Excellent credit quality and capital standards were maintained. Nonperforming assets at March 31, 1994 were $126 million or .53 percent of loans and foreclosed property, down from $275 million or 1.26 percent a year earlier and $155 million or .67 percent at year-end 1993. Net loan losses for the first quarter were $17.1 million or .30 percent of average loans compared with $14 million or .27 percent of loans in the same three months of the preceding year.

The provision for loan losses was $17.8 million. At the end of the first quarter, the allowance for loan losses totaled $405 million, representing 1.71 percent of loans and 405 percent coverage of nonperforming loans. Shareholders' equity was 8.51 percent of assets, and the Tier I and total capital to risk-adjusted assets ratios were 9.64 percent and 13.52 percent, respectively.

The economy should continue to progress in the second quarter despite the prospect of higher interest rates and uncertainty created by political turmoil domestically and abroad. Competitive pressures and an increasingly stringent regulatory environment will continue to test banks' marketing and funding strategies, credit skills and technological resources. Wachovia remains committed to maintaining its leadership position among the nation's largest financial institutions and to preserving and enhancing shareholder value over time. Additional comments on Wachovia and the climate for banking may be found in my annual shareholders' meeting remarks beginning on page 19.

Sincerely,



L. M. Baker, Jr.
Chief Executive Officer
April 29, 1994

NEWS DEVELOPMENTS

- - - At the Annual Shareholders' Meeting of Wachovia Corporation on April 22, six directors were elected, the appointment of Ernst & Young as independent auditors for 1994 was ratified, and the Wachovia Corporation Stock Plan was approved. Five directors elected for three-year terms expiring in 1997 were Rufus C. Barkley, Jr., John L. Clendenin, Robert M. Holder, Jr., W. Duke
Kimbrell and John G. Medlin, Jr. Also, L. M. Baker, Jr., was elected for a two-year term expiring in 1996. Retiring as directors after serving with distinction were James G. Lindley, James H. Millis, Sr., and J. Mack Robinson.

- - - Also at the Shareholders' Meeting, the board of directors declared a second quarter dividend of $.30 per share, payable June 1 to shareholders of record on May 9, 1994. The dividend is higher by 11.1 percent from the $.27 per share paid in the same quarter of 1993. For the year to date, dividends will total
$.60 per share, up 11.1 percent from $.54 per share paid in the first half of last year.

- - - Wachovia announced plans to open a three-state customer service center in Columbia, South Carolina, this summer. The service will be an extension of the Flex Response Center already operational in South Carolina and will provide retail banking customers in South Carolina, Georgia and North Carolina with a central, toll-free location to speak directly with service representatives. The customer service center is offered in addition to Wachovia's Phone Access which enables customers in all three states to access their accounts through a self-service phone system.

- - - In January, Wachovia Corporation issued $250 million of 6.375 percent subordinated notes due February 1, 2009. The 15-year noncallable notes were priced at 99.87 percent to yield 6.388 percent or 75 basis points above comparable U.S. Treasuries and were rated A1 by Moody's and AA- by Standard & Poor's.

- - - Wachovia Operational Services Corporation will consolidate its Savannah Operations Center with the Piedmont Operations Center in Atlanta by the beginning of June, eliminating the need to maintain check-processing equipment in multiple locations. Also, Wachovia Mortgage Company announced plans in March to consolidate its mortgage-processing functions in Columbia, South Carolina, by the middle of 1995. The new mortgage center will be responsible for residential mortgage processing, underwriting and closing operations currently being performed in 14 locations in Georgia, North Carolina and South Carolina.

- - - Wachovia Treasury Services has announced the introduction of a new image processing technology as part of its corporate cash management services. Called Wachovia Connection Image Workstation, the service is part of a new system designed in conjunction with several leading image technology vendors including IBM, Check Solutions, Data/Ware Development and Micro View. The system will provide corporate customers of any size and industry a cost-effective way to store and retrieve check images from compact disk read-only memory media. In addition, the system will enable companies to research paid items from their permanent archives in minutes rather than hours or days.

- - - Wachovia Bank of North Carolina announced a $20 million  partnership with the
Center for Community Self-Help to expand affordable home loans in North
Carolina. Under the partnership, the Center for Community Self-Help purchases from Wachovia unconventional home loans made through Wachovia's Neighborhood
Revitalization Program for resale on the secondary mortgage market.  The Center for Community Self-Help guarantees loan repayment, and funds provided by the home loan purchases are used by Wachovia to make additional mortgage loans to
North Carolina families on the same flexible basis. The partnership is expected to serve as a model nationwide for community development banking and mortgage lending.

SELECTED PERIOD-END DATA
- - -------------------------------------------------------------------------------------------------
                                                                           March 31      March 31
                                                                             1994          1993
                                                                           --------      --------
Full-service banking offices:
  North Carolina .......................................................        219           221
  Georgia ..............................................................        128           132
  South Carolina .......................................................        156           158
                                                                                ---           ---
    Total ..............................................................        503           511
                                                                                ===           ===

Automated banking machines:
  North Carolina  ......................................................        260           226
  Georgia  .............................................................        180           173
  South Carolina  ......................................................        168           164
                                                                                ---           ---
    Total  .............................................................        608           563
                                                                                ===           ===

Employees (full-time equivalent) .......................................     15,492        15,721
Common stock shareholders of record ....................................     28,239        27,110
Common shares outstanding (thousands) ..................................    171,416       172,173

FINANCIAL HIGHLIGHTS
- - ------------------------------------------------------------------------------------------------------------------------------------

                                                                                        Three Months Ended
                                                                                             March 31                   Percent
                                                                                        1994             1993            Change
                                                                                      --------        --------          --------
EARNINGS AND DIVIDENDS

(thousands, except per share data)

Net income .............................................................              $124,799        $121,568              2.7
Cash dividends paid on common stock ....................................                51,443          46,454             10.7
Payout ratio (total cash dividends/net income) .........................                  41.2%           38.2%

Net income per common share:
  Primary ..............................................................              $    .72        $    .70              3.2
  Fully diluted ........................................................              $    .72        $    .69              4.0

Cash dividends paid per common share ...................................              $    .30        $    .27             11.1

Average primary shares outstanding .....................................               172,739         173,579              (.5)
Average fully diluted shares outstanding ...............................               173,378         175,904             (1.4)

Annualized return on average assets ....................................                  1.40%           1.50%
Annualized return on average shareholders' equity ......................                 16.65           17.41

Including average unrealized gains on securities
  available-for-sale, net of tax:*
  Annualized return on average assets ..................................                  1.40              --
  Annualized return on average shareholders' equity ....................                 16.53              --

BALANCE SHEET DATA AT PERIOD-END
(millions, except per share data)

Total assets ...........................................................              $ 36,350**      $ 33,567              8.3
Interest-earning assets ................................................                32,370          29,709              9.0
Loans -- net of unearned income ........................................                23,662          21,688              9.1
Deposits ...............................................................                22,279          22,140               .6
Interest-bearing liabilities ...........................................                26,853          24,804              8.3
Shareholders' equity ...................................................                 3,094           2,859              8.2

Shareholders' equity to total assets ...................................                  8.51%           8.52%
Risk-based capital ratios:
  Tier I capital .......................................................                  9.64            9.99
  Total capital  .......................................................                 13.52           12.45

Per share:
  Book value ...........................................................              $  18.05        $  16.60              8.7
  Common stock closing price (NYSE) ....................................                 31.75          36.875            (13.9)

* Based on inclusion of $22.399 million of average unrealized gains on securities available-for-sale, net of tax
** Includes $4 of unrealized gains on securities available-for-sale, net of tax

COMMON STOCK DATA -- PER SHARE
- - ------------------------------------------------------------------------------------------------------------------------------------

                                                                       1994                            1993
                                                                      -------      -------------------------------------------
                                                                       First        Fourth      Third       Second      First
                                                                      Quarter      Quarter     Quarter     Quarter     Quarter
                                                                      -------      -------     -------     -------     -------
Market value:
  Period-end ..............................................           $31 3/4      $33 1/2     $39 1/8     $34 3/8     $36 7/8
  High ....................................................            35 1/8       40 1/2      40 3/8      40 1/2      36 7/8
  Low  ....................................................            30 1/8       31 7/8      33 3/8      32 3/8      32 1/2
Book value at period-end ..................................             18.05        17.61       17.29       17.01       16.60
Dividend ..................................................               .30          .30         .27         .27         .27
Price/earnings ratio* .....................................              11.1x        11.8x       14.2x       12.8x       14.2x

* Based on most recent twelve months net income per primary share and period-end stock price

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
   OPERATIONS
- - ------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SUMMARY                                                                                                           TABLE 1
- - ------------------------------------------------------------------------------------------------------------------------------------

                                                          Twelve
                                                          Months       1994                           1993
                                                           Ended      -------     ----------------------------------------------
                                                         March 31      First      Fourth       Third        Second       First
                                                           1994       Quarter     Quarter     Quarter      Quarter      Quarter
                                                         ----------  ---------   ---------   ---------     --------     --------
SUMMARY OF OPERATIONS
(thousands, except per share data)
Interest income -- taxable equivalent ...............    $2,234,942  $ 558,329   $ 568,749   $ 558,418     $549,446     $545,125
Interest expense ....................................       848,361    216,007     217,832     211,145      203,377      206,658
                                                         ----------  ---------   ---------   ---------     --------     --------
Net interest income -- taxable equivalent ...........     1,386,581    342,322     350,917     347,273      346,069      338,467
Taxable equivalent adjustment .......................       100,118     24,476      24,732      26,487       24,423       23,259
                                                         ----------  ---------   ---------   ---------     --------     --------
Net interest income .................................     1,286,463    317,846     326,185     320,786      321,646      315,208
Provision for loan losses ...........................        85,339     17,759      18,013      23,483       26,084       25,072
                                                         ----------  ---------   ---------   ---------     --------     --------
Net interest income after provision for loan losses..     1,201,124    300,087     308,172     297,303      295,562      290,136

Other operating revenue .............................       595,664    144,869     152,441     149,761      148,593      149,384
Gain on sale of subsidiary ..........................            --         --          --          --           --        8,030
Investment securities gains .........................         9,744        572       7,216         702        1,254       10,222
                                                         ----------  ---------   ---------   ---------     --------     --------
Total other income ..................................       605,408    145,441     159,657     150,463      149,847      167,636

Personnel expense ...................................       569,350    141,014     147,709     142,393      138,234      140,344
Other expense .......................................       546,820    129,036     152,031     131,153      134,600      144,772
                                                         ----------  ---------   ---------   ---------     --------     --------
Total other expense .................................     1,116,170    270,050     299,740     273,546      272,834      285,116

Income before income taxes ..........................       690,362    175,478     168,089     174,220      172,575      172,656
Applicable income taxes* ............................       195,036     50,679      45,092      49,813       49,452       51,088
                                                         ----------  ---------   ---------   ---------     --------     --------
Net income ..........................................    $  495,326  $ 124,799   $ 122,997   $ 124,407     $123,123     $121,568
                                                         ==========  =========   =========   =========     ========     ========

Net income per common share:
 Primary  ...........................................    $     2.85  $     .72   $     .71   $     .71     $    .71     $    .70
 Fully diluted ......................................    $     2.84  $     .72   $     .71   $     .71     $    .70     $    .69

Cash dividends paid per common share ................    $     1.14  $     .30   $     .30   $     .27     $    .27     $    .27
Average primary shares outstanding ..................       173,734    172,739     173,175     174,300      174,712      173,579
Average fully diluted shares outstanding ............       174,688    173,378     173,943     175,414      176,004      175,904

SELECTED AVERAGE BALANCES (MILLIONS)

Total assets ........................................    $   34,444  $  35,778   $  35,420   $  33,870     $ 32,718     $ 32,473
Loans -- net of unearned income .....................        22,021     23,010      22,165      21,656       21,268       21,082
Investment securities ...............................         7,342**    7,690**     7,992       7,072        6,615        6,462
Other interest-earning assets .......................         1,186      1,083       1,234       1,277        1,145        1,119
Total interest-earning assets .......................        30,549     31,783      31,391      30,005       29,028       28,663
Interest-bearing deposits ...........................        16,888     16,694      17,030      16,835       16,986       17,228
Short-term borrowed funds ...........................         5,698      6,148       6,218       5,432        4,998        4,950
Long-term debt ......................................         2,642      3,670       2,774       2,370        1,768        1,363
Total interest-bearing liabilities ..................        25,228     26,512      26,022      24,637       23,752       23,541
Noninterest-bearing deposits ........................         5,393      5,366       5,544       5,410        5,253        5,208
Total deposits ......................................        22,281     22,060      22,574      22,245       22,239       22,436
Shareholders' equity ................................         2,928      3,021       2,934       2,907        2,852        2,794

Ratios (averages)

Loans to deposits ...................................         98.84%    104.31%      98.19%      97.35%       95.63%       93.97%
Annualized net loan losses to loans .................           .32        .30         .31         .35          .32          .27
Annualized net yield on interest-earning assets .....          4.54       4.37        4.44        4.59         4.78         4.79
Shareholders' equity to:
     Total assets ...................................          8.50       8.44        8.28        8.58         8.72         8.60
     Net loans ......................................         13.54      13.36       13.48       13.68        13.66        13.50
Annualized return on assets .........................          1.44       1.40        1.39        1.47         1.51         1.50
Annualized return on shareholders' equity ...........         16.95      16.65       16.77       17.12        17.27        17.41

*   Income taxes applicable to securities transactions
    were $3,734, $226, $2,846, $291, $371 and $3,964, respectively
**  Reported at amortized cost; excludes pretax unrealized
    gains on securities available-for-sale of $9 for the twelve months ended March 31, 1994 and $37 for the first quarter
    of 1994
- - ------------------------------------------------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS

Overview
                       The economy grew at a moderate pace in the first quarter
                  of 1994 following strong gains in the last three months of 1993. Georgia, North Carolina and South Carolina, Wachovia Corporation's three primary operating states, showed signs of steady business activity with seasonably adjusted unemployment averaging 6.6 percent, 4.5 percent and 6.3 percent, respectively, for the quarter.
                       Wachovia's net income for the first three months of 1994
                  was $124.799 million compared with $121.568 million in the same period a year earlier. On a fully diluted basis, net income per share was $.72 versus $.69 per share. Return on shareholders' equity, excluding unrealized gains on securities available-for-sale, net of tax, was 16.6 percent and return on assets on a comparable basis was 1.40 percent compared with 17.4 percent and 1.50 percent, respectively, in the 1993 first quarter.
                       Expanded operating results and the corporation's
                  financial condition are presented in the following narrative and tables. Interest income is stated on a taxable equivalent basis which is adjusted for the tax-favored status of earnings from certain loans and investments. References to changes in assets and liabilities represent daily average levels unless otherwise noted.

Net Interest Income
                       Taxable equivalent net interest income for the first
                  quarter of 1994 was higher by $3.855 million or 1.1 percent from the same period of 1993. The gain primarily reflected higher volumes of interest-earning assets with the effect on net interest income partially offset by a narrowing of the interest rate spread and by increased levels of interest-bearing liabilities.
                       The net yield on interest-earning assets (net interest
                  income as a percentage of average interest-earning assets) decreased 42 basis points as asset yields declined more rapidly than funding rates and short-term borrowing costs rose. The average rate earned dropped 59 basis points, largely reflecting growth of earning assets at reduced yields in a lower-rate environment and prepayments of higher-yielding residential mortgage loans and investments. The average rate paid on interest-bearing liabilities decreased 26 basis points. Declines in funding rates slowed, in part, due to lengthening of the corporation's debt market maturities through the issuance of long-term debt. In addition, short-term borrowing costs increased as the federal funds rate rose during the quarter due to actions by the Federal Reserve.

- - ------------------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF EARNINGS PER PRIMARY SHARE                                                                       TABLE 2
- - ------------------------------------------------------------------------------------------------------------------------------------
                                                                            1994        1993
                                                                           First       First
                                                                          Quarter     Quarter     Change
                                                                          -------     -------     -------
Interest income -- taxable equivalent.............................        $3.23       $3.14         $ .09
Interest expense..................................................         1.25        1.19           .06
                                                                          -----       -----         -----
Net interest income -- taxable equivalent.........................         1.98        1.95           .03
Taxable equivalent adjustment ....................................          .14         .13           .01
                                                                          -----       -----         -----
Net interest income ..............................................         1.84        1.82           .02
Provision for loan losses.........................................          .10         .15          (.05)
                                                                          -----       -----         -----
Net interest income after provision
  for loan losses ................................................         1.74        1.67           .07

Other operating revenue ..........................................          .84         .86          (.02)
Gain on sale of subsidiary .......................................           --         .04          (.04)
Investment securities gains.......................................           --         .06          (.06)
                                                                          -----       -----         -----
Total other income ...............................................          .84         .96          (.12)

Personnel expense ................................................          .82         .81           .01
Other expense ....................................................          .75         .83          (.08)
                                                                          -----       -----         -----
Total other expense ..............................................         1.57        1.64          (.07)

Income before income taxes .......................................         1.01         .99           .02
Applicable income taxes ..........................................          .29         .29            --
                                                                          -----       -----         -----
Net income .......................................................        $ .72       $ .70         $ .02
                                                                          =====       =====         =====
- - ------------------------------------------------------------------------------------------------------------------------------------

                       Taxable equivalent interest income rose $13.204 million
                  or 2.4 percent. Growth in average interest-earning assets of $3.120 billion or 10.9 percent accounted for the increase which was reduced partially by lower average yields.

- - -----------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AND AVERAGE BALANCES                                                                                    TABLE 3
- - -----------------------------------------------------------------------------------------------------------------------------------
                                                            Twelve
                                                            Months       1994                           1993
                                                             Ended      -------     -----------------------------------------------
                                                           March 31      First       Fourth      Third        Second        First
                                                             1994       Quarter     Quarter     Quarter      Quarter       Quarter
                                                          ---------     --------    --------    ---------    --------      --------
NET INTEREST INCOME -- TAXABLE
  EQUIVALENT (THOUSANDS)

Interest income:
 Loans ..........................................         $1,688,671    $422,388    $427,617     $422,248    $416,418      $411,345
 Investment securities ..........................            502,914     125,663     129,845      124,627     122,779       123,088
 Interest-bearing bank balances .................              1,473         160         116          485         712         1,592
 Federal funds sold and securities
   purchased under resale agreements ............             13,347       3,111       4,089        3,612       2,535         2,197
 Trading account assets  ........................             28,537       7,007       7,082        7,446       7,002         6,903
                                                          ----------    --------    --------      -------    --------      --------
     Total ......................................          2,234,942     558,329     568,749      558,418     549,446       545,125

Interest expense:
 Interest-bearing demand ........................             58,460      13,235      14,976       15,478      14,771        15,208
 Savings and money market savings ...............            146,680      34,284      36,774       37,844      37,778        39,352
 Savings certificates ...........................            230,142      53,465      56,393       59,063      61,221        64,118
 Large denomination certificates ................             79,265      15,057      19,338       21,177      23,693        25,893
 Time deposits in foreign offices ...............             14,323       3,280       5,170        3,076       2,797         3,460
 Short-term borrowed funds ......................            185,071      51,625      49,877       43,910      39,659        40,401
 Long-term debt .................................            134,420      45,061      35,304       30,597      23,458        18,226
                                                          ----------    --------    --------     --------    --------      --------
     Total ......................................            848,361     216,007     217,832      211,145     203,377       206,658
                                                          ----------    --------    --------     --------    --------      --------
Net interest income .............................         $1,386,581    $342,322    $350,917     $347,273    $346,069      $338,467
                                                          ==========    ========    ========     ========    ========      ========
Annualized net yield on
 interest-earning assets ........................               4.54%       4.37%       4.44%        4.59%       4.78%         4.79%

AVERAGE BALANCES (MILLIONS)
Assets:
 Loans -- net of unearned income  ...............         $   22,021    $ 23,010    $ 22,165     $ 21,656    $ 21,268      $ 21,082
 Investment securities ..........................              7,342       7,690       7,992        7,072       6,615         6,462
 Interest-bearing bank balances .................                 44          17          11           59          88           157
 Federal funds sold and securities
   purchased under resale agreements ............                423         394         513          454         329           280

 Trading account assets .........................                719         672         710          764         728           682
                                                          ----------    --------    --------     --------    --------      --------
     Total interest-earning assets ..............             30,549      31,783      31,391       30,005      29,028        28,663
 Cash and due from banks ........................              2,372       2,387       2,421        2,349       2,332         2,371
 Premises and equipment .........................                484         502         497          493         444           438
 Other assets ...................................              1,433       1,476       1,520        1,427       1,310         1,387
 Unrealized gains on securities
   available-for-sale ...........................                  9          37          --           --          --            --
 Allowance for loan losses ......................               (403)       (407)       (409)        (404)       (396)         (386)
                                                          ----------    --------    --------     --------    --------      --------
     Total assets ...............................         $   34,444    $ 35,778    $ 35,420     $ 33,870    $ 32,718      $ 32,473
                                                          ==========    ========    ========     ========    ========      ========
Liabilities and shareholders' equity:
 Interest-bearing demand ........................         $    3,283    $  3,385    $  3,319     $  3,233    $  3,196      $  3,127
 Savings and money market savings ...............              6,029       6,074       6,080        6,013       5,946         5,949
 Savings certificates ...........................              5,495       5,355       5,426        5,551       5,648         5,761
 Large denomination certificates ................              1,619       1,463       1,550        1,637       1,825         1,954
 Time deposits in foreign offices ...............                462         417         655          401         371           437
 Short-term borrowed funds ......................              5,698       6,148       6,218        5,432       4,998         4,950
 Long-term debt .................................              2,642       3,670       2,774        2,370       1,768         1,363
                                                          ----------    --------    --------     --------    --------      --------
     Total interest-bearing liabilities .........             25,228      26,512      26,022       24,637      23,752        23,541
Demand deposits in domestic offices .............              5,316       5,302       5,480        5,314       5,168         5,144
Demand deposits in foreign offices ..............                  5           5           6            5           5             6
Noninterest-bearing time deposits in
 domestic offices ...............................                 72          59          58           91          80            58
Other liabilities ...............................                895         879         920          916         861           930
Shareholders' equity ............................              2,928       3,021       2,934        2,907       2,852         2,794
                                                          ----------    --------    --------     --------    --------      --------
     Total liabilities and shareholders' equity..         $   34,444    $ 35,778    $ 35,420     $ 33,870    $ 32,718      $ 32,473
                                                          ==========    ========    ========     ========    ========      ========
Total deposits ..................................         $   22,281    $ 22,060    $ 22,574     $ 22,245    $ 22,239      $ 22,436
- - -----------------------------------------------------------------------------------------------------------------------------------

                       Average loans were higher by $1.928 billion or 9.1
                  percent from the year-earlier period and $845 million or 3.8 percent from the fourth quarter of 1993. Retail loans, including residential mortgages, rose $1.285 billion or 14.1 percent year over year and $232 million or 2.3 percent from the final three months of 1993. Within the retail category, credit card loans had the strongest gain from the year-earlier quarter, increasing $901 million or 39.9 percent. Growth has been fueled by continued interest in Wachovia's Prime Plus credit card as well as the First-Year Prime Visa and MasterCard pricing option introduced in the fall of 1993. At March 31, 1994, credit card outstandings totaled $3.298 billion compared with $2.354 billion at the end of the 1993 first quarter.
                       Indirect retail loans, which primarily consists of
                  automobile sales financing, rose $278 million or 13 percent. Increased efficiency in operations, effected by consolidation and employment of technology, combined with a resurgence in cyclical demand accounted for the gain.
                       Other areas of growth in the retail portfolio were
                  residential mortgages, direct retail loans and other revolving credit. Growth in direct retail loans followed an increase begun in the third quarter of 1993, reversing an extended decline in this lending category.
                       Commercial loans, including related real estate
                  categories, were higher by $644 million or 5.4 percent year over year and were up $613 million or 5.1 percent from the 1993 fourth quarter. Regular commercial loans and commercial mortgages led the growth over the first quarter of 1993, increasing $396 million or 6.3 percent and $120 million or
                  3.8 percent, respectively. Gains also were recorded in tax-exempt loans, lease financing and construction loans which have increased gradually since the third quarter of 1993. Based on regulatory definitions, construction loans totaled $477 million at March 31, 1994 compared with $485 million a year earlier. Commercial mortgages totaled $3.323 billion versus $3.125 billion at the end of the 1993 first quarter.
                       Investment securities increased $1.228 billion or 19
                  percent. Effective January 1, 1994, the corporation prospectively adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FASB 115), pertaining to the accounting and classification of all debt securities and equity securities having a readily determinable fair value. FASB 115 requires debt securities which management can demonstrate positive intent and ability to hold to maturity to be classified as held-to-maturity and reported at amortized cost. Debt and equity securities acquired principally to sell in the near term continue to be classified as trading securities and reported at fair market value. Unrealized gains and losses resulting from adjustments to market value are included in earnings under trading account profits or losses. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair market value. Unrealized gains and losses are included, net of tax, in shareholders' equity.
                       At March 31, 1994, securities held-to-maturity totaled
                  $3.900 billion and securities available-for-sale were $3.921 billion. These compared with total investment securities at amortized cost of $6.622 billion a year earlier. The market value of the securities held-to-maturity at first quarter-close was $4.033 billion, representing a $133 million appreciation over book value.
                       The following summarizes securities available-for-sale
                  and securities held-to-maturity by type as of March 31, 1994.

$ in thousands
Securities available-for-sale at market value:
  U.S. Government and agency ....................................................................            $2,639,831
  Mortgage backed securities ....................................................................               965,649
  Other..........................................................................................               315,805
                                                                                                             ----------
    Total securities available-for-sale .........................................................             3,921,285

Securities held-to-maturity:
  U.S. Government and agency ....................................................................             2,209,253
  Mortgage backed securities  ...................................................................             1,060,320
  State and municipal ...........................................................................               624,677
  Other .........................................................................................                 6,062
                                                                                                             ----------
  Total securities held-to-maturity .............................................................             3,900,312
                                                                                                             ----------
    Total investment securities..................................................................            $7,821,597
                                                                                                             ==========

- - ------------------------------------------------------------------------------------------------------------------------------------

TAXABLE EQUIVALENT RATE/VOLUME VARIANCE ANALYSIS -- FIRST QUARTER*                                                           TABLE 4

- - ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Variance
    Average Volume    Average Rate                                                Interest                          Attributable to
  -----------------  -------------                                            -----------------                  -------------------
    1994      1993    1994   1993                                               1994       1993       Variance     Rate      Volume
  -------    ------  ------  -----                                            -------    --------   -----------  -------    --------
      (Millions)                                                                                    (Thousands)
                                    INTEREST INCOME
                                    Loans:
  $ 6,670  $ 6,274    5.04   5.30     Commercial ......................       $ 82,962   $ 81,954   $  1,008    $ (4,027)   $ 5,035
    1,982    1,918    8.55   8.98     Tax-exempt ......................         41,783     42,441       (658)     (2,050)     1,392
  -------  -------                                                            --------   --------   --------
    8,652    8,192    5.85   6.16        Total commercial .............        124,745    124,395        350      (6,456)     6,806
      714      668    8.09   8.86     Direct retail ...................         14,258     14,584       (326)     (1,307)       981
    2,424    2,145    7.75   8.79     Indirect retail .................         46,326     46,514       (188)     (5,844)     5,656
    3,161    2,260   10.89  12.75     Credit card .....................         84,865     71,052     13,813     (11,487)    25,300
      331      324   11.17  11.25     Other revolving credit ..........          9,117      8,995        122         (63)       185
  -------  -------                                                            --------   --------   --------
    6,630    5,397    9.46  10.61        Total retail .................        154,566    141,145     13,421     (16,438)    29,859
      501      473    8.03   7.25     Construction ....................          9,913      8,463      1,450         947        503
    3,251    3,132    7.17   7.38     Commercial mortgages ............         57,515     56,959        556      (1,586)     2,142
    3,740    3,688    7.77   8.43     Residential mortgages............         71,660     76,622     (4,962)     (6,030)     1,068
  -------  -------                                                            --------   --------   --------
    7,492    7,293    7.53   7.90        Total real estate.............        139,088    142,044     (2,956)     (6,762)     3,806
      159      125    8.16   9.39     Lease financing .................          3,205      2,902        303        (414)       717
       77       75    4.11   4.64     Foreign..........................            784        859        (75)       (101)        26
  -------  -------                                                            --------   --------   --------
   23,010   21,082    7.44   7.91        Total loans...................        422,388    411,345     11,043     (25,222)    36,265
                                    Investment securities:
                                      Held-to-maturity:
    2,208    2,847    6.70   7.15      U.S. Government and agency......         36,488     50,201    (13,713)     (2,988)   (10,725)
    1,159    2,488    7.58   7.59      Mortgage backed securities......         21,662     46,592    (24,930)        (94)   (24,836)
      631      730   12.64  12.26      State and municipal.............         19,663     22,068     (2,405)        658     (3,063)
       14      397    6.09   4.32      Other...........................            210      4,227     (4,017)      1,231     (5,248)
  -------  -------                                                            --------   --------   --------
    4,012    6,462    7.89   7.73        Total securities held-to-maturity      78,023    123,088    (45,065)      2,535    (47,600)
                                      Available-for-sale:**
    2,358       --    5.66     --      U.S. Government and agency......         32,890         --     32,890          --     32,890
    1,015       --    4.67     --      Mortgage backed securities......         11,694         --     11,694          --     11,694
      305       --    4.07     --      Other...........................          3,056         --      3,056          --      3,056
  -------  -------                                                            --------   --------   --------
    3,678       --    5.25     --        Total securities available-for-sale    47,640         --     47,640          --     47,640
  -------  -------                                                            --------   --------   --------
    7,690    6,462    6.63   7.73        Total investment securities...        125,663    123,088      2,575     (18,913)    21,488
       17      157    3.82   4.12   Interest-bearing bank balances.....            160      1,592     (1,432)       (106)    (1,326)
                                    Federal funds sold and
                                      securities purchased under
      394      280    3.20   3.18     resale agreements................          3,111      2,197        914          16        898
      672      682    4.23   4.11   Trading account assets.............          7,007      6,903        104         201        (97)
  -------  -------                                                            --------   --------   --------
  $31,783  $28,663    7.12   7.71        Total interest-earning assets.        558,329    545,125     13,204     (43,476)    56,680
  =======  =======
                                    INTEREST EXPENSE
  $ 3,385  $ 3,127    1.59   1.97   Interest-bearing demand ...........         13,235     15,208     (1,973)     (3,157)     1,184
    6,074    5,949    2.29   2.68   Savings and money market savings...         34,284     39,352     (5,068)     (5,878)       810
    5,355    5,761    4.05   4.51   Savings certificates...............         53,465     64,118    (10,653)     (6,325)    (4,328)
    1,463    1,954    4.17   5.38   Large denomination certificates....         15,057     25,893    (10,836)     (5,098)    (5,738)
  -------  -------                                                            --------   --------   --------
                                         Total time deposits in
   16,277   16,791    2.89   3.49          domestic offices ...........        116,041    144,571    (28,530)    (24,222)    (4,308)
      417      437    3.19   3.21   Time deposits in foreign offices...          3,280      3,460       (180)        (25)      (155)
  -------  -------                                                            --------   --------   --------
   16,694   17,228    2.90   3.48        Total time deposits...........        119,321    148,031    (28,710)    (24,246)    (4,464)
                                    Federal funds purchased and
                                      securities sold under
    4,857    3,657    3.46   3.32     repurchase agreements ...........         41,461     29,969     11,492       1,296     10,196
      604      360    3.20   3.01   Commercial paper...................          4,758      2,674      2,084         173      1,911
      687      932    3.19   3.38   Other short-term borrowed funds....          5,406      7,758     (2,352)       (402)    (1,950)
  -------  -------                                                            --------   --------   --------
                                         Total short-term
    6,148    4,949    3.41   3.31          borrowed funds .............         51,625     40,401     11,224       1,191     10,033
    2,880      952    4.53   4.63   Bank notes.........................         32,165     10,870     21,295        (246)    21,541
      790      412    6.62   7.25   Other long-term debt...............         12,896      7,356      5,540        (686)     6,226
  -------  -------                                                            --------   --------   --------
    3,670    1,364    4.98   5.42        Total long-term debt..........         45,061     18,226     26,835      (1,601)    28,436
  -------  -------                                                            --------   --------   --------
  $26,512  $23,541    3.30   3.56        Total interest-bearing liabilities    216,007    206,658      9,349     (15,544)    24,893
  =======  =======    ----   ----                                             --------   --------   --------
                      3.82   4.15   Interest rate spread
                     =====  =====
                                    Net yield on interest-earning assets
                      4.37   4.79     and net interest income .........       $342,322   $338,467   $  3,855     (31,199)    35,054
                     =====  =====                                             ========   ========   ========

 *Interest income and yields are presented on a fully taxable equivalent basis using the federal income tax rate and state tax rates, as applicable, reduced by the nondeductible portion of interest expense
**Volume amounts are reported at amortized cost; excludes pretax unrealized gains of $37 million

- - ------------------------------------------------------------------------------------------------------------------------------------

                At March 31, 1994, the pretax unrealized gains on securities available-for-sale were $6.291 million and for the quarter ended the same period the average pretax unrealized gains on securities available-for-sale were $36.507 million. The unrealized gains on securities available-for-sale, net of tax, for the same periods were $3.825 million on a period-end basis and $22.399 million on an average basis.
                Interest expense was up $9.349 million or 4.5 percent, the result of higher levels of interest-bearing liabilities. Average interest-bearing liabilities increased $2.971 billion or 12.6 percent for the quarter.
                Interest-bearing time deposits decreased $534 million or 3.1 percent. Both interest-bearing demand and savings and money market savings rose for the period, increasing $258 million or 8.3 percent and $124 million or 2.1 percent, respectively. These gains, however, were offset by lower levels of savings certificates, down $406 million or 7 percent, and large denomination certificates which dropped $491 million or 25.1 percent.
                Short-term borrowings expanded $1.198 billion or 24.2 percent with federal funds purchased and repurchase agreements higher by $1.200 billion or 32.8 percent and commercial paper borrowings up $244 million or 67.8 percent. Other short-term borrowings, mainly consisting of term federal funds, declined. During the quarter, the Federal Reserve tightened monetary policy resulting in the federal funds rate rising approximately 50 basis points to 3.50 percent.
                Total long-term debt grew $2.307 billion, primarily due to the continued issuance of bank notes by Wachovia Bank of North Carolina. The bank note program began in the second quarter of 1992 and provides long-term funding at attractive market rates reflective of the corporation's favorable credit ratings. At March 31, 1994, $3.263 billion of these notes were outstanding with an average cost of 4.47 percent and an average maturity of 2.0 years. This compared with $1.078 billion outstanding with an average cost of 4.47 percent and an average maturity of 1.4 years at first quarter-close 1993. In January, Wachovia issued $250 million of 6.375 percent subordinated notes due February 1, 2009. The 15-year noncallable notes were priced at 99.87 percent to yield 6.388 percent or 75 basis points above comparable U.S. Treasuries at the time of issue.
                Gross deposits averaged $22.060 billion for the quarter, a decrease of $376 million or 1.7 percent from $22.436 billion in the same period of 1993. Collected deposits, net of float, averaged $20.482 billion, lower by $302 million or 1.5 percent from $20.784 billion a year earlier.

- - ----------------------------------------------------------------------------------------------------------------------------
NONPERFORMING ASSETS AND CONTRACTUALLY PAST DUE LOANS                                                                TABLE 5
(thousands)
- - ----------------------------------------------------------------------------------------------------------------------------
                                                                   March 31      Dec. 31    Sept. 30     June 30     March 31
                                                                     1994         1993        1993        1993         1993
                                                                   --------      -------    --------     -------     --------
NONPERFORMING ASSETS
Cash-basis assets -- domestic borrowers .....................      $100,126     $108,882    $126,474    $179,150     $185,447
Restructured loans -- domestic...............................            --*          80          84         105          106
                                                                   --------     --------    --------    --------     --------
     Total nonperforming loans...............................       100,126      108,962     126,558     179,255      185,553

Foreclosed property:
 Foreclosed real estate .....................................        30,136       51,701      65,038      51,411       92,455
 Less valuation allowance....................................         6,977        9,168       7,264       6,518        5,530
 Other foreclosed assets ....................................         2,982        3,406       3,746       2,360        2,981
                                                                   --------     --------    --------    --------     --------
     Total foreclosed property ..............................        26,141       45,939      61,520      47,253       89,906
                                                                   --------     --------    --------    --------     --------
     Total nonperforming assets .............................      $126,267**   $154,901    $188,078    $226,508     $275,459
                                                                   ========     ========    ========    ========     ========
Nonperforming loans to period-end loans......................           .42%         .47%        .57%        .83%         .86%
Nonperforming assets to period-end loans and foreclosed property        .53          .67         .85        1.04         1.26

Period-end allowance for loan losses times nonperforming loans         4.05x        3.72x       3.19x       2.23x        2.11x
Period-end allowance for loan losses times nonperforming assets        3.21         2.61        2.15        1.76         1.42

CONTRACTUALLY PAST DUE LOANS
(accruing loans past due 90 days or more)
Domestic borrowers ..........................................      $ 42,744     $ 44,897    $ 47,532    $ 49,515     $ 45,512
                                                                   ========     ========    ========    ========     ========

*    Excludes $14,656 of loans which have been renegotiated at market rates and have demonstrated performance at the renegotiated terms for at least one year
**   Net of cumulative corporate and commercial real estate
     charge-offs and foreclosed real estate write-downs totaling $47,692;
     includes $14,122 of nonperforming assets on which interest and principal are paid current
- - -----------------------------------------------------------------------------------------------------------------------------

                                       9

Nonperforming Assets
                Total nonperforming assets were $126.267 million or .53 percent of loans and foreclosed property at March 31, 1994, down $149.192 million or 54.2 percent from a year earlier and $28.634 million or 18.5 percent from year-end 1993. Payments and sales of foreclosed property largely accounted for the declines.
                The majority of total nonperforming assets is real estate related. Real estate nonperforming assets were $95.077 million or 1.28 percent of real estate loans and foreclosed real estate at March 31, 1994. This compared with $233.970 million or 3.19 percent a year earlier, a decline of $138.893 million or 59.4 percent, and with $123.595 million or 1.65 percent at year-end 1993, down $28.518 million or 23.1 percent. The total at March 31, 1994 included $71.918 million of nonperforming real estate loans versus $147.045 million a year earlier and $81.062 million at December 31, 1993.
                Commercial real estate nonperforming assets were $72.374 million or 1.90 percent of related loans and foreclosed property versus $200.471 million or 5.45 percent at the end of the 1993 first quarter and $98.014

- - --------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES (thousands)                                                                              TABLE 6
- - --------------------------------------------------------------------------------------------------------------------------
                                                   1994                                    1993
                                                ----------      ----------------------------------------------------------
                                                  First           Fourth           Third           Second        First
                                                 Quarter          Quarter         Quarter          Quarter       Quarter
                                                ----------      ---------        ---------        ---------      --------
SUMMARY OF TRANSACTIONS
Balance at beginning of period..............     $404,798        $404,091        $399,480         $390,621       $379,557
Provision for loan losses ..................       17,759          18,013          23,483           26,084         25,072
Deduct net loan losses:
 Loans charged off:
   Commercial ..............................        5,080           1,418           1,875            2,129          1,370
   Credit card..............................       15,928          15,392          17,147           15,650         14,802
   Other revolving credit...................          905           1,375             758              943            846
   Other retail ............................        3,084           2,754           1,853            1,904          1,920
   Real estate  ............................          819           4,899           3,706            3,384          2,525
   Lease financing .........................           61              81             110               63            204
   Foreign  ................................           --              --              --               --             --
                                                 --------        --------        --------         --------       --------
     Total .................................       25,877          25,919          25,449           24,073         21,667
 Recoveries:
   Commercial ..............................        1,957             971           1,354            1,382          1,865
   Credit card .............................        2,771           2,625           2,566            2,645          2,480
   Other revolving credit ..................          247             270             228              316            215
   Other retail.............................        1,121             942             842              996          1,011
   Real estate..............................        2,612           3,743           1,525            1,445          1,980
   Lease financing .........................           78              53              54               55            102
   Foreign .................................            8               9               8                9              6
                                                 --------        --------        --------         --------       --------
     Total..................................        8,794           8,613           6,577            6,848          7,659
                                                 --------        --------        --------         --------       --------
 Net loan losses............................       17,083          17,306          18,872           17,225         14,008
                                                 --------        --------        --------         --------       --------
Balance at end of period....................     $405,474        $404,798        $404,091         $399,480       $390,621
                                                 ========        ========        ========         ========       ========

NET LOAN LOSSES (RECOVERIES) BY CATEGORY
Commercial..................................     $  3,123        $    447        $    521         $    747       $   (495)
Credit card.................................       13,157          12,767          14,581           13,005         12,322
Other revolving credit......................          658           1,105             530              627            631
Other retail................................        1,963           1,812           1,011              908            909
Real estate ................................       (1,793)          1,156           2,181            1,939            545
Lease financing.............................          (17)             28              56                8            102
Foreign ....................................           (8)             (9)             (8)              (9)            (6)
                                                 --------        --------        --------         --------       --------
     Total..................................     $ 17,083        $ 17,306        $ 18,872         $ 17,225       $ 14,008
                                                 ========        ========        ========         ========       ========

ANNUALIZED NET LOAN LOSSES (RECOVERIES)
 TO AVERAGE LOANS BY CATEGORY
Commercial .................................          .14%            .02%            .03%             .04%          (.02%)
Credit card ................................         1.67            1.74            2.16             2.11           2.18
Other revolving credit......................          .80            1.34             .64              .76            .78
Other retail ...............................          .25             .23             .14              .13            .13
Real estate.................................         (.10)            .06             .12              .10            .03
Lease financing ............................         (.04)            .08             .16              .02            .33
Foreign ....................................         (.04)           (.05)           (.04)            (.04)          (.03)
Total loans ................................          .30             .31             .35              .32            .27

Period-end allowance to outstanding loans ..         1.71%           1.76%           1.83%            1.84%          1.80%
- - -------------------------------------------------------------------------------------------------------------------------

                                       10
         million or 2.63 percent at year-end 1993. The total included $58.354 million of commercial real estate non-performing loans at March 31, 1994 compared with $129.154 million and $64.136 million at the end of the first and fourth quarters of 1993, respectively.

Provision and Allowance for Loan Losses
                The provision for loan losses was $17.759 million for the first quarter of 1994, down $7.313 million or 29.2 percent from $25.072 million taken in the same three months of 1993.
                The provision reflects management's assessment of the adequacy of the allowance for loan losses to absorb potential write-offs in the loan portfolio. This assessment considers several factors, including growth and composition of the portfolio, historical credit loss experience, current and anticipated economic conditions, and changes in borrowers' financial conditions.
                Net loan losses for the first quarter of 1994 totaled $17.083 million or .30 percent on an annualized basis of average loans versus $14.008 million or .27 percent of average loans in the year-earlier period and $17.306 million or .31 percent in the final quarter of 1993.
                Commercial net loan losses were $3.123 million or .14 percent annualized of average commercial loans compared with net recoveries of $495 thousand or .02 percent in the same three months of 1993. Credit card net charge-offs were higher by $835 thousand or 6.8 percent but represented 1.67 percent annualized of average credit card loans versus
         2.18 percent in the 1993 first period. Other retail net charge-offs, consisting of direct and indirect retail lending, increased $1.054 million to $1.963 million or .25 percent of average related loans. Real estate loans had net recoveries of $1.793 million compared with net loan losses of $545 thousand in the same three months of 1993.
                At March 31, 1994, the allowance for loan losses totaled $405.474 million, representing 1.71 percent of loans and 405 percent coverage of nonperforming loans. Comparable amounts a year earlier were $390.621 million, 1.80 percent and 211 percent, respectively, and at year-end 1993 they were $404.798 million, 1.76 percent and 372 percent.

Noninterest Income
                Other operating revenue for the quarter decreased $4.515 million or 3 percent from the same three months of 1993. Factors contributing to the decline included the absence of $5.535 million earned in the year-earlier period from student loan servicing, as the corporation sold its student loan servicing subsidiary in the first quarter of 1993, decreased trading account profits and lower deposit account service charges.
                Higher sales volume and growth in total active accounts increased credit card fee income $3.026 million or 13.6 percent. Sales volume rose $241.935 million or 29.7 percent from the year-earlier quarter, including an increase of $111.527 million or 67.1 percent in transfer check volume. The pace of growth in new accounts accelerated during the quarter.


- - ----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME (thousands)                                                                                             TABLE 7
- - ----------------------------------------------------------------------------------------------------------------------------------
                                                           1994                                     1993
                                                        ----------      ----------------------------------------------------------
                                                          First           Fourth            Third           Second         First
                                                         Quarter          Quarter          Quarter         Quarter        Quarter
                                                        ----------      -----------      ----------      -----------    ----------
Service charges on deposit accounts...................   $ 48,150        $ 48,982         $ 51,909         $ 51,622      $ 50,372
Fees for trust services...............................     31,681          30,352           29,697           29,614        30,367
Credit card income -- net of interchange payments.....     25,334          27,834           26,009           25,629        22,308
Mortgage fee income ..................................      8,033          10,130            9,699           10,102         9,170
Trading account profits -- excluding interest.........      1,507           2,097            3,521            2,746         4,739
Insurance premiums and commissions....................      2,686           2,167            2,897            3,764         3,019
Bankers' acceptance and letter of credit fees ........      6,287           4,633            4,925            5,276         4,834
Student loan servicing ...............................         --              --               --               --         5,535
Other service charges and fees .......................     13,627          11,948           12,248           11,907        12,812
Other income .........................................      7,564          14,298            8,856            7,933         6,228
                                                         --------        --------         --------         --------      --------
     Total other operating revenue ...................    144,869         152,441          149,761          148,593       149,384
Gain on sale of subsidiary ...........................         --              --               --               --         8,030
Investment securities gains...........................        572           7,216              702            1,254        10,222
                                                         --------        --------         --------         --------      --------
     Total............................................   $145,441        $159,657         $150,463         $149,847      $167,636
                                                         ========        ========         ========         ========      ========
- - ---------------------------------------------------------------------------------------------------------------------------------

                Trust fee income rose $1.314 million or 4.3 percent. The increase primarily reflected growth in personal and institutional business combined with increasing sales of the Biltmore Funds, a proprietary family of mutual funds.
                Service charges on deposit accounts were lower by $2.222 million or 4.4 percent due, in part, to reduced commercial account analysis fees, consumer NSF and overdraft fees, and discontinuation of the retail lockbox product.
                Mortgage fee income, which primarily consists of servicing and origination fees and gains/losses from mortgage loans held for sale, decreased $1.137 million or 12.4 percent. The decline was largely due to losses on mortgage sales and reduced portfolio market evaluations. At March 31, 1994, the mortgage portfolio serviced totaled $9.095 billion, representing 135,981 loans compared with $8.647 billion and 135,186 loans a year earlier.
                Trading account profits were lower by $3.232 million or 68.2 percent, primarily as a result of the Federal Reserve raising short-term interest rates in February and March. Remaining combined categories of other operating revenue were down $2.264 million or 7 percent.
                Including gains on securities and subsidiary sales, total noninterest income was $145.441 million, down $22.195 million or 13.2 percent from $167.636 million in the year-earlier period. Gains on securities sales totaled $572 thousand compared with $10.222 million in the same three months of 1993 which included $9.835 million in pretax equity securities gains. The first quarter of 1993 also included $8.030 million from the sale of Wachovia Student Financial Services, Inc.

Noninterest Expense
                Noninterest expense for the quarter declined $15.066 million or
         5.3 percent. As a percent of total adjusted revenues (taxable equivalent net interest income and other operating revenue), noninterest expense decreased to 55.4 percent versus 58.4 percent in the 1993 first quarter. The year-earlier period included $15.872 million of nonrecurring charges related, in part, to write-downs of intangibles and fixed assets, additions to legal reserves and expenses for closing the corporation's retail lockbox operation. Excluding these charges from the first quarter of 1993, noninterest expense for the first three months of 1994 was higher by $806 thousand or less than 1 percent.
                Total personnel expense increased $670 thousand or under 1 percent. Salaries expense was up $4.896 million or 4.4 percent, while employee benefits expense dropped $4.226 million or 14.1 percent. At March 31, 1994, full-time equivalent employees totaled 15,492 versus 15,721 a year earlier.
                Combined net occupancy and equipment expense was higher by $1.593 million or 3.6 percent. Other

- - ---------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE (thousands)                                                                                     TABLE 8
- - ---------------------------------------------------------------------------------------------------------------------------
                                                                1994                             1993
                                                              ---------     -----------------------------------------------
                                                                First        Fourth       Third       Second        First
                                                               Quarter       Quarter      Quarter     Quarter      Quarter
                                                              --------      --------     --------     --------     --------
Salaries..................................................    $115,211      $122,205     $112,982     $110,119     $110,315
Employee benefits.........................................      25,803        25,504       29,411       28,115       30,029
                                                              --------      --------     --------     --------     --------
     Total personnel expense .............................     141,014       147,709      142,393      138,234      140,344
Net occupancy expense ....................................      19,428        23,587       18,950       19,660       19,873
Equipment expense ........................................      26,512        27,283       24,856       25,633       24,474
Postage and delivery .....................................       9,052         9,315        8,921       11,643        8,281
Outside data processing, programming and software.........       8,485        12,494        9,194        8,198        8,727
Stationery and supplies...................................       5,962         7,018        6,353        5,572        6,401
Advertising and sales promotion...........................       9,783        11,435        7,681        7,805       11,220
Professional services.....................................       3,952         6,381        4,120        3,771        2,872
Travel and business promotion.............................       3,504         4,706        3,668        3,905        3,284
FDIC insurance and regulatory examinations................      13,380        13,122       13,274       13,084       14,183
Check clearing and other bank services....................       2,295         2,348        2,563        2,586        2,662
Amortization of intangible assets.........................       5,137         6,844        7,502        6,540        7,115
Foreclosed property expense...............................      (3,441)        2,630        1,737        1,226        2,061
Other expense.............................................      24,987        24,868       22,334       24,977       33,619
                                                              --------      --------     --------     --------     --------
     Total ...............................................    $270,050      $299,740     $273,546     $272,834     $285,116
                                                              ========      ========     ========     ========     ========
Overhead ratio............................................        55.4%         59.5%        55.0%        55.2%        58.4%
- - ---------------------------------------------------------------------------------------------------------------------------

         combined categories of noninterest expense were down $17.329 million or 17.3 percent. Expenses associated with foreclosed property had net gains of $3.441 million and included write-downs totaling $97 thousand. This compared with foreclosed property expenses of $2.061 million, including write-downs of $1.631 million in the first three months of 1993.

Income Taxes
                Applicable income taxes for the quarter were lower by $409 thousand or less than 1 percent. Income taxes computed at the statutory rate are reduced primarily by the interest earned on state and municipal debt securities and industrial revenue obligations. Also, within certain limitations, one-half of the interest income of qualifying employee stock ownership plan loans is exempt from federal taxes. The interest earned on state and municipal debt instruments is exempt from federal taxes and, except for out-of-state issues, from North Carolina and Georgia taxes as well, and results in substantial interest savings for local governments and their constituents.

         -----------------------------------------------------------------------------------------------
         INCOME TAXES (thousands)                                                                TABLE 9
         -----------------------------------------------------------------------------------------------
                                                                             Three Months   Three Months
                                                                                Ended          Ended
                                                                               March 31       March 31
                                                                                 1994           1993
                                                                             ------------   ------------
         Income before income taxes .................................          $175,478        $172,656
                                                                               ========        ========
         Federal income taxes at statutory rate* ....................          $ 61,417        $ 58,703
         State and local income taxes -- net of
           federal benefit...........................................             1,221           2,216
         Effect of tax-exempt securities
           interest and other income ................................           (12,420)        (12,949)
         Tax cost to carry tax-exempt assets.........................               453             545
         Other items ................................................                 8           2,573
                                                                               --------        --------
              Total tax expense .....................................          $ 50,679        $ 51,088
                                                                               ========        ========
         Currently payable:
           Federal...................................................          $ 43,259        $ 60,521
           Foreign ..................................................                34             102
           State and local...........................................             2,413           4,989
                                                                               --------        --------
              Total..................................................            45,706          65,612
         Deferred:
           Federal ..................................................             5,508         (12,893)
           State and local...........................................              (535)         (1,631)
                                                                               --------        --------
              Total..................................................             4,973         (14,524)
                                                                               --------        --------
              Total tax expense .....................................          $ 50,679        $ 51,088
                                                                               ========        ========

         *    An increase in the federal income tax statutory rate from 34% to 35% was enacted during the third quarter of 1993 retroactive to January 1, 1993.
              The tax amount for 1993 of $58,703 represents the 34% rate originally reported for the first quarter of 1993 prior to enactment of the tax rate increase. A cumulative adjustment related to the increase in the tax rate was reported in the third quarter of 1993.
         -----------------------------------------------------------------------------------------------

FINANCIAL CONDITION AND CAPITAL RATIOS

                At March 31, 1994, total assets were $36.350 billion, including $32.370 billion of interest-earning assets and $23.662 billion of loans. Comparable amounts a year earlier were $33.567 billion, $29.709 billion and $21.688 billion, respectively, and at year-end 1993 totals were $36.526 billion of assets, including $32.349 billion of earning assets and $22.977 billion of loans.
                Deposits constitute the primary source of funding for the corporation. At March 31, 1994, deposits totaled $22.279 billion. Time deposits were $16.914 billion, representing 75.9 percent of total deposits. This compared with total deposits of $22.140 billion, including time deposits of $17.114 billion or 77.3 percent at first quarter-close 1993. At December 31, 1993, deposits were $23.352 billion and time deposits were $17.209 billion, representing 73.7 percent of the total.
                Shareholders' equity at March 31, 1994 was $3.094 billion, an increase of $235 million or 8.2 percent from $2.859 billion a year earlier and higher by $76 million or 2.5 percent from December 31, 1993. Included in the $3.094 billion at first quarter-close were unrealized gains of $4 million, net of tax, on securities available-for-sale marked to fair market value under FASB 115. Average shareholders' equity for the first quarter of 1994 included $22 million, net of tax, of unrealized gains on securities available-for-sale under FASB 115.
                Wachovia's board of directors has authorized the repurchase of up to 5 million shares of common stock to be used for various corporate purposes, including the issuance of shares for the corporation's employee stock plans and dividend reinvestment plan. Share repurchase began on July 1, 1993. During the first quarter of 1994, the corporation repurchased 422,000 shares at an average price of $33.111 per share for a total cost of $13.973 million. At March 31, 1994, a total of 1,847,800 shares remained available for possible repurchase.
                Intangible assets at first quarter-close 1994 were $88.423 million. The total consisted of $40.493 million in mortgage servicing rights, $32.095 million in goodwill, $10.127 million in deposit base intangibles and $5.708 million in other intangible assets. This compared with $97.945 million in total intangibles, $43.942 million in mortgage servicing rights, $33.569 million in goodwill, $12.978 million in deposit base intangibles and $7.456 million in other intangibles a year earlier.
                Regulatory agencies divide capital into Tier I (consisting of shareholders' equity less ineligible intangible assets) and Tier II (consisting of the allowable portion of the reserve for loan losses and certain long-term debt) and measure capital adequacy by applying both capital levels to a banking company's risk-adjusted assets and off-balance sheet items. Regulatory requirements presently specify that Tier I capital should exclude the market appreciation of securities available-for-sale arising from valuation adjustments under FASB 115. In addition to these capital ratios, regulatory agencies have established a Tier I leverage ratio which measures Tier I capital to average assets less ineligible intangible assets.
                Regulatory guidelines require a minimum total capital ratio to risk-adjusted assets ratio of 8 percent with one-half consisting of tangible common shareholders' equity and a minimum Tier I leverage ratio of 3 percent. Banks which meet or exceed a Tier I ratio of 6 percent, a total capital ratio of 10 percent and a Tier I leverage ratio of 5 percent are considered well capitalized by regulatory standards.
                At March 31, 1994, Wachovia's Tier I to risk-adjusted assets ratio was 9.64 percent and including Tier II was 13.52 percent. The corporation's Tier I leverage ratio was 8.56 percent. These capital ratios remain well in excess of minimum regulatory requirements.

- - -------------------------------------------------------------------------------------------------------------------------
CAPITAL COMPONENTS AND RATIOS (thousands)                                                                        TABLE 10
- - -------------------------------------------------------------------------------------------------------------------------
                                                            1994                           1993
                                                           -------      -------------------------------------------------
                                                            First       Fourth        Third       Second         First
                                                           Quarter      Quarter      Quarter      Quarter       Quarter
                                                           -------      -------      -------      -------       -------
Tier I capital:
 Common shareholders' equity........................... $ 3,093,593   $ 3,017,947  $ 2,974,699  $ 2,950,413   $ 2,858,896
 Less ineligible intangible assets.....................      32,095        32,451       36,039       33,196        33,569
 Less unrealized gain on securities available-for-sale.       3,825            --           --           --            --
                                                        -----------   -----------  -----------  -----------   -----------
     Total Tier I capital..............................   3,057,673     2,985,496    2,938,660    2,917,217     2,825,327

Tier II capital:
 Allowable allowance for loan losses ..................     396,449       384,032      370,017      362,867       354,000
 Allowable long-term debt .............................     833,125       583,738      587,158      587,321       343,002
                                                        -----------   -----------  -----------  -----------   -----------
     Tier II capital additions ........................   1,229,574       967,770      957,175      950,188       697,002
                                                        -----------   -----------  -----------  -----------   -----------
     Total capital..................................... $ 4,287,247   $ 3,953,266  $ 3,895,835  $ 3,867,405   $ 3,522,329
                                                        ===========   ===========  ===========  ===========   ===========

Risk-adjusted assets................................... $31,706,868   $30,701,782  $29,567,305  $28,992,768   $28,283,418

Quarterly average assets............................... $35,778,460   $35,419,829  $33,869,607  $32,718,390   $32,473,044

Risk-based capital ratios:
 Tier I capital .......................................        9.64%         9.72%        9.94%       10.06%         9.99%
 Total capital  .......................................       13.52         12.88        13.18        13.34         12.45

Tier I leverage ratio* ................................        8.56%         8.44%        8.69%        8.93%         8.71%

Shareholders' equity to total assets...................        8.51%         8.26%        8.42%        8.87%         8.52%

*Ratio excludes the average unrealized gain on securities
 available-for-sale, net of tax, of $22,399 for the first quarter of 1994
- - -------------------------------------------------------------------------------------------------------------------------

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CONDITION

                                                                          March 31        December 31      March 31
$ in thousands                                                              1994              1993           1993
                                                                          --------        -----------      --------
ASSETS
Cash and due from banks............................................     $ 2,220,126       $ 2,529,528    $ 2,477,505
Interest-bearing bank balances.....................................          24,169            12,478        106,711
Federal funds sold and securities
  purchased under resale agreements................................         284,447           691,106        599,130
Trading account assets.............................................         577,362           788,779        692,788
Securities available-for-sale......................................       3,921,285                --             --
Securities held-to-maturity (Market value of $4,033,333,
  $8,156,690 and $6,992,575, respectively).........................       3,900,312         7,878,656      6,621,827
Loans and net leases...............................................      23,670,041        22,986,307     21,697,054
Less unearned income on loans......................................           7,652             8,819          8,582
                                                                        -----------       -----------    -----------
        Total loans ...............................................      23,662,389        22,977,488     21,688,472
Less allowance for loan losses ....................................         405,474           404,798        390,621
                                                                        -----------       -----------    -----------
        Net loans..................................................      23,256,915        22,572,690     21,297,851
Premises and equipment ............................................         507,770           502,699        435,466
Due from customers on acceptances  ................................         609,149           434,584        388,353
Other assets ......................................................       1,048,413         1,115,252        947,864
                                                                        -----------       -----------    -----------
        Total assets ..............................................     $36,349,948       $36,525,772    $33,567,495
                                                                        ===========       ===========    ===========

LIABILITIES
Deposits in domestic offices:
  Demand ..........................................................     $ 5,358,943       $ 6,140,884    $ 5,022,239
  Interest-bearing demand .........................................       3,453,505         3,515,680      3,159,473
  Savings and money market savings.................................       6,295,721         6,194,086      6,161,861
  Savings certificates ............................................       5,037,319         5,141,410      5,459,656
  Large denomination certificates..................................       1,465,016         1,507,461      1,914,831
  Noninterest-bearing time ........................................          72,164            45,802         65,597
                                                                        -----------       -----------    -----------
        Total deposits in domestic offices ........................      21,682,668        22,545,323     21,783,657
Deposits in foreign offices:
  Demand ..........................................................           6,417             3,011          4,040
  Time  ...........................................................         590,166           804,064        352,443
                                                                        -----------       -----------    -----------
        Total deposits in foreign offices .........................         596,583           807,075        356,483
                                                                        -----------       -----------    -----------
        Total deposits  ...........................................      22,279,251        23,352,398     22,140,140
Federal funds purchased and securities
  sold under repurchase agreements.................................       4,901,139         4,741,283      4,521,915
Commercial paper...................................................         499,426           589,178        275,779
Other short-term borrowed funds ...................................         508,570         1,091,123      1,525,016
Long-term debt:
  Bank notes.......................................................       3,262,912         2,370,091      1,077,665
  Other long-term debt.............................................         839,669           590,365        355,700
                                                                        -----------       -----------    -----------
        Total long-term debt.......................................       4,102,581         2,960,456      1,433,365
Acceptances outstanding ...........................................         609,149           434,584        388,353
Other liabilities .................................................         356,239           338,803        424,031
                                                                        -----------       -----------    -----------
        Total liabilities .........................................      33,256,355        33,507,825     30,708,599

SHAREHOLDERS' EQUITY
Preferred stock, par value $5 per share:
  Authorized 50,000,000 shares; none outstanding ..................              --                --             --
Common stock, par value $5 per share:
  issued 171,416,491, 171,375,772 and
  172,172,636, respectively........................................         857,082           856,879        860,863
Capital surplus ...................................................         759,389           761,573        825,307
Retained earnings .................................................       1,477,122         1,399,495      1,172,726
                                                                        -----------       -----------    -----------
        Total shareholders' equity ................................       3,093,593         3,017,947      2,858,896
                                                                        -----------       -----------    -----------
        Total liabilities and shareholders' equity ................     $36,349,948       $36,525,772    $33,567,495
                                                                        ===========       ===========    ===========

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

                                                                                              Three Months Ended
                                                                                                   March 31
$ in thousands, except per share                                                            1994             1993
                                                                                          --------         --------
INTEREST INCOME
Loans .............................................................................       $410,452         $399,256
Securities available-for-sale:
  State and municipal..............................................................             14               --
  Other investments ...............................................................         44,798               --
Securities held-to-maturity:
  State and municipal..............................................................         13,024           15,358
  Other investments................................................................         55,776           97,094
Interest-bearing bank balances ....................................................            160            1,592
Federal funds sold and securities
  purchased under resale agreements................................................          3,111            2,197
Trading account assets ............................................................          6,518            6,369
                                                                                          --------         --------
    Total interest income .........................................................        533,853          521,866

INTEREST EXPENSE
Deposits:
  Domestic offices ................................................................        116,041          144,571
  Foreign offices  ................................................................          3,280            3,460
                                                                                          --------         --------
    Total interest on deposits.....................................................        119,321          148,031
Short-term borrowed funds..........................................................         51,625           40,401
Long-term debt.....................................................................         45,061           18,226
                                                                                          --------         --------
    Total interest expense.........................................................        216,007          206,658

NET INTEREST INCOME  ..............................................................        317,846          315,208
Provision for loan losses .........................................................         17,759           25,072
                                                                                          --------         --------
Net interest income after
  provision for loan losses........................................................        300,087          290,136

OTHER INCOME
Service charges on deposit accounts ...............................................         48,150           50,372
Fees for trust services............................................................         31,681           30,367
Credit card income ................................................................         25,334           22,308
Mortgage fee income................................................................          8,033            9,170
Trading account profits ...........................................................          1,507            4,739
Student loan servicing ............................................................             --            5,535
Other operating income  ...........................................................         30,164           26,893
                                                                                          --------         --------
    Total other operating revenue .................................................        144,869          149,384
Gain on sale of subsidiary ........................................................             --            8,030
Investment securities gains........................................................            572           10,222
                                                                                          --------         --------
    Total other income ............................................................        145,441          167,636

OTHER EXPENSE
Salaries ..........................................................................        115,211          110,315
Employee benefits .................................................................         25,803           30,029
                                                                                          --------         --------
    Total personnel expense .......................................................        141,014          140,344
Net occupancy expense..............................................................         19,428           19,873
Equipment expense..................................................................         26,512           24,474
Other operating expense ...........................................................         83,096          100,425
                                                                                          --------         --------
    Total other expense............................................................        270,050          285,116
Income before income taxes.........................................................        175,478          172,656
Applicable income taxes ...........................................................         50,679           51,088
                                                                                          --------         --------
NET INCOME.........................................................................       $124,799         $121,568
                                                                                          ========         ========
Net income per common share:
  Primary..........................................................................       $    .72         $    .70
  Fully diluted ...................................................................       $    .72         $    .69
Average shares outstanding:
  Primary .........................................................................        172,739          173,579
  Fully diluted....................................................................        173,378          175,904

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                     Common Stock
                                                             -------------------------        Capital     Retained
$ in thousands, except per share                                Shares         Amount         Surplus     Earnings
                                                             -----------      --------       --------    ----------
PERIOD ENDED MARCH 31, 1993
Balance at beginning of year ..........................      171,471,178      $857,356       $817,889    $1,099,522
Net income.............................................                                                     121,568
Cash dividends declared on
  common stock -- $.27 a share ........................                                                     (46,454)
Common stock issued pursuant to:
  Stock option and employee benefit plans .............          180,450           902          3,986           (41)
  Dividend reinvestment plan ..........................           77,416           387          2,229           (15)
  Conversion of notes..................................          462,164         2,311          1,751           (60)
Common stock acquired..................................          (18,572)          (93)          (547)            8
Miscellaneous .........................................                                            (1)       (1,802)
                                                             -----------      --------       --------    ----------
Balance at end of period ..............................      172,172,636      $860,863       $825,307    $1,172,726
                                                             ===========      ========       ========    ==========
PERIOD ENDED MARCH 31, 1994
Balance at beginning of year ..........................      171,375,772      $856,879       $761,573    $1,399,495
Net income ............................................                                                     124,799
Cash dividends declared on
  common stock -- $.30 a share.........................                                                     (51,443)
Common stock issued pursuant to:
  Stock option and employee benefit plans..............          374,715         1,873          7,622
  Dividend reinvestment plan ..........................           88,357           442          2,368
  Conversion of notes .................................           21,254           106            300
Common stock acquired .................................         (443,607)       (2,218)       (12,473)
Unrealized gains on securities available-
  for-sale -- net of tax ..............................                                                       3,825
Miscellaneous .........................................                                            (1)          446
                                                             -----------      --------       --------    ----------
Balance at end of period ..............................      171,416,491      $857,082       $759,389    $1,477,122
                                                             ===========      ========       ========    ==========

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                               Three Months Ended
                                                                                                    March 31
$ in thousands                                                                               1994             1993
                                                                                          ----------      ----------
OPERATING ACTIVITIES
Net income......................................................................          $  124,799      $  121,568
Adjustments to reconcile net income to net cash provided by operations:
  Provision for loan losses ....................................................              17,759          25,072
  Depreciation and amortization ................................................              28,899          24,599
  Deferred income taxes (benefit)...............................................               4,973         (14,524)
  Investment securities gains ..................................................                (572)        (10,222)
  Gain on sale of subsidiary  ..................................................                  --          (8,030)
  Gain on sale of noninterest-earning assets....................................              (3,111)           (486)
  Increase in accrued income taxes .............................................              40,504          67,140
  (Increase) decrease in accrued interest receivable ...........................              24,293          (6,143)
  Increase in accrued interest payable .........................................              26,940           9,481
  Net change in other accrued and deferred income and expense ..................             (47,128)        (10,415)
  Net trading account activities ...............................................             211,417         203,180
  Net loans held for resale ....................................................              72,035        (163,737)
                                                                                          ----------      ----------
  Net cash provided by operating activities ....................................             500,808         237,483

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing bank balances ......................             (11,691)         82,842
Net (increase) decrease in federal funds sold and securities
  purchased under resale agreements ............................................             406,659        (120,158)
Purchases of securities available-for-sale......................................            (512,416)             --
Purchases of securities held-to-maturity .......................................              (2,004)       (588,040)
Sales of securities available-for-sale .........................................              23,648              --
Sales of securities held-to-maturity ...........................................                  --          29,727
Calls, maturities and prepayments of securities available-for-sale..............             303,596              --
Calls, maturities and prepayments of securities held-to-maturity ...............             245,248         428,539
Net increase in loans made to customers.........................................            (777,875)       (454,637)
Capital expenditures ...........................................................             (24,718)        (11,723)
Proceeds from sales of premises and equipment ..................................               2,205           2,947
Net (increase) decrease in other assets ........................................              39,140        (115,069)
Business combinations and dispositions..........................................                  --          20,000
                                                                                          ----------      ----------
  Net cash used by investing activities ........................................            (308,208)       (725,572)

FINANCING ACTIVITIES
Net decrease in demand, savings and money market accounts.......................            (712,713)       (733,594)
Net decrease in certificates of deposit.........................................            (360,434)       (501,727)
Net increase in federal funds purchased and securities sold under repurchase
  agreements....................................................................             159,856         808,423
Net decrease in commercial paper................................................             (89,752)       (110,839)
Net increase (decrease) in other short-term borrowings .........................            (582,553)        676,193
Proceeds from issuance of bank notes............................................           1,042,193         319,772
Maturities of bank notes .......................................................            (150,000)             --
Proceeds from issuance of other long-term debt..................................             247,800              --
Payments on other long-term debt................................................                 (85)        (79,503)
Common stock issued.............................................................              11,702           5,646
Common stock repurchased........................................................             (14,147)           (633)
Dividend payments...............................................................             (51,443)        (46,454)
Net increase (decrease) in other liabilities....................................              (2,426)            451
                                                                                          ----------      ----------
    Net cash provided (used) by financing activities ...........................            (502,002)        337,735

DECREASE IN CASH AND CASH EQUIVALENTS ..........................................            (309,402)       (150,354)
Cash and cash equivalents at beginning of year..................................           2,529,528       2,627,859
                                                                                          ----------      ----------
Cash and cash equivalents at end of period .....................................          $2,220,126      $2,477,505
                                                                                          ==========      ==========
SUPPLEMENTAL DISCLOSURES
Unrealized appreciation in securities available-for-sale:
  Securities available-for-sale ................................................          $    6,291      $       --
  Shareholders' equity .........................................................               3,825              --
  Deferred taxes ...............................................................               2,466              --

ANNUAL SHAREHOLDERS' MEETING  Friday, April 22, 1994

                         Remarks by L. M. Baker, Jr.
                           Chief Executive Officer

Welcome to the Annual Shareholders' Meeting of Wachovia Corporation. It is a pleasure to conduct this important event in Winston-Salem, the birthplace of Wachovia.

About a mile south of here is Old Salem, the Moravian community established in the middle of the 18th century. The Moravians came to this country seeking religious freedom and brought with them a creative spirit, a commitment to education, and a dedication to hard work. They constructed a thriving center of commerce and a prosperous life in North Carolina, they also built the foundation for a bank called Wachovia. Now, I am privileged to sit at the desk used by one of their most successful and enterprising sons, Col. Francis H. Fries.

It is also fitting at this meeting of shareholders to recognize the outstanding leadership of John G. Medlin, Jr., who sat at that same desk and served with distinction as chief executive officer of this corporation for 17 years, retiring on December 31 after 34 years of service. Wachovia avoided most of the problems experienced by banks during this period, substantially expanded its operations, maintained exceptional profitability, and faces the remainder of this decade from an enviable position of strength. This is a direct reflection of his great leadership and passion for excellence. We are fortunate that John continues as a director and as Chairman.

Details of Wachovia's financial performance for 1993 and the first quarter of this year have been mailed earlier to shareholders. Therefore, this morning I will cover only the highlights of these periods before reviewing important strategies which have been developed to address the slowly growing economy, intensely competitive marketplace, and stringent regulatory climate confronting banking in the nineties.

Wachovia Corporation Selected Financial Information

                                          First Quarter
                                         --------------
                                         1994      1993
                                         ----      ----
Net Income Per Share (FD)               $ .72     $ .69
Percent Change from 1993                  4.0%       --
Return on Assets                         1.40      1.50%
Return on Common Equity                  16.6      17.4
Equity/Assets (period-end)               8.51      8.52
Net Loan Losses/Loans                     .30       .27
Nonperforming Assets/Loans
  + Foreclosed Property                   .53      1.26
Loan Loss Reserve/
  Nonperforming Loans                     405       211

Wachovia Corporation Selected Financial Information 1993

                                                       25 Largest U.S. Banks
                                                       ---------------------
                                                                        Wachovia
($ millions)                         Wachovia         Median              Rank
                                    ---------         ------            -------
Assets                             $36,526          $51,461                22
Market Capitalization
   (April 11, 1994)                  5,912            5,912                13
Net Income*                            492              626                16
Return on Assets                      1.46%            1.16%                3
Return on Common
   Equity                             17.1             16.7                11
Common Equity/
   Assets (period-end)                8.26             6.93                 4
Net Loan Losses/Loans                  .31              .76                 2
Nonperforming Assets/
   Loans + Foreclosed
   Property                            .67             1.76                 1
Loan Loss Reserve/
   Nonperforming Loans                 372              186                 4
* Applicable to common shareholders



Wachovia Corporation Selected Financial Information
Five-Year Average (1993-1989)

                                                       25 Largest U.S. Banks
                                                       ---------------------
                                                                        Wachovia
($ millions)                        Wachovia          Median             Rank
                                    ---------         ------            -------
Return on Assets                       1.17%            .73%              3
Return on Common
   Equity                              14.9            12.2               6
Common Equity/
   Assets                              7.79            5.61               2
Nonperforming Assets/
   Loans + Foreclosed
   Property                            1.06            3.33               1
Net Loan Losses/Loans                   .52            1.24               1
Loan Loss Reserve/
   Nonperforming Loans                  212             125               4


Wachovia Corporation Selected Financial Information
Compound Annual Growth Rates

                               5 Years   1 Year   1st Qtr
                              1993-1989   1993     1994
                              ---------   -----   ------

Net Income Per Share (FD)        9.7%      13.5%   4.0%
Dividends Per Share             13.7       11.0   11.1
Total Return*
  Wachovia                      20.4        1.3   (4.4)
  S&P 500                       14.5       10.1   (3.8)
  KBW 50 Index                  12.7        5.5   (1.8)
* Dividends reinvested quarterly

                       (Graph - See Graphics Appendix)

Wachovia's impressive results were achieved during difficult times and while investing heavily in technology, the integration of internal operations, new products and services, and our people. A careful and orderly transition has put in place a new management team deeply committed to keeping Wachovia among the leaders in banking. The organization is keenly aware of the challenges ahead, but is also optimistic about Wachovia's ability to perform in an exceptional manner. The following characteristics support this optimism.

Wachovia's guiding principles and beliefs, forged over more than a century, remain the same in good or hard times. We embrace progressive strategies within the discipline of strong financial and credit principles. Our dedication to soundness, profitability, and growth remains intact.

Wachovia enjoys an ample balance sheet and strong profits. Wachovia's capital strength and credit quality are among the best in the country. We have the ability to attract funds from a variety of sources. Revenues are growing from diverse areas. Expenses are very well managed.

Since banking grows with the overall economy, it is imperative to be in markets which will outpace national averages. In the years to come, Wachovia's three home states should continue to outperform the nation, with the cities and communities in which we are located doing better than the states as a whole. In these good markets, business must be taken from strong competitors to achieve the corporation's growth objectives.

Wachovia's menu of consumer, corporate, trust, investment, and operational services is contemporary and competitive. Substantial investment of human, financial, and technological resources will be made to ensure they remain so.

Our Personal Banker program, introduced in 1973, continues to build broad relationships with customers. Personal bankers are well trained in general banking and credit needs and sufficiently knowledgeable of other services to make referrals to specialized product areas when appropriate. These bankers provide an excellent human balance to Wachovia's extensive and developing array of "high tech" service capabilities.

However, Wachovia's retail bank is not resting. A comprehensive review of products, service delivery, technological capabilities, and the interests of our customers has brought forth new ideas for better, more profitable service and aggressive, low-cost penetration of consumer markets. Here are a few examples:

- - - In 1990, when the prime rate was 10 percent and many other cards were charging 20 percent for revolving debt, the organization began a reassessment of credit card pricing. Consequently, in April 1991, Wachovia introduced a prime plus 2.9 percent variable rate option with a $39 annual fee. In October of 1993, Wachovia offered another pricing option which lets new customers pay a prime only interest rate for the first year after which the rate is prime plus 3.9 percent with an $18 annual fee. Prime Plus has been an excellent generator of new accounts and loan balances from more creditworthy cardholders. At the end of the 1994 first quarter, outstandings exceeded $3 billion.

- - - Specific projects to identify redundancy and work flow refinement and centralization opportunities will produce several million dollars of cost savings. For example, our automobile sales finance group has consolidated twenty-seven contract-buying branches in the three states into three centers which has resulted in the quadrupling from twelve to fifty the number of loans a credit officer could make each day. The volume of loans generated has grown to record highs with fewer people, better service, and lower cost of product delivery. Also, Wachovia's multistate mortgage processing functions will be combined in Columbia, South Carolina, by mid-1995.

- - - Capitalizing on the successful debit card experience achieved by South Carolina National, Wachovia's North Carolina and Georgia banks rolled out Visa Check last summer. Combined with the South Carolina customer base, this gives the corporation approximately 750,000 Visa Check customers. Wachovia receives about 45 cents from each transaction, which totaled in excess of 3.5 million during the fourth quarter. Many of these cards now carry a monthly fee of one dollar.

- - - Following completion of an intensive training program in individual securities and packaged investments, an expanded investment sales force will be deployed in Georgia and North Carolina, joining the existing South Carolina sales effort. These investment counselors will be part of the retail bank and fully dedicated to selling a broad range of high quality investment products including Wachovia's Biltmore Funds. By year-end, approximately 120 counselors will be serving customers and prospects in three states.

- - - A telephone customer service center already in operation in Columbia, South Carolina, is being upgraded and expanded. By year-end, it will be available to Georgia and North Carolina customers. The 200-person center is expected to handle 3.8 million calls annually for the three banks and increase the time available for branch personnel to serve customers and sell banking services. An automated mortgage application processing system providing product comparisons and cross-sell prompting for bankers will be introduced in our branches over the next several weeks. The new Wachovia Investor's Account is available. Products beneficial to small and emerging businesses are on the way.

Corporate business outside the southeastern United States is the responsibility of Wachovia Corporate Services. In addition to the U. S. corporate banking division, it houses core business lines such as treasury services, corporate finance and capital markets, financial institutions, and international banking. Wachovia ranks among the top ten banks in share of relationships with the nation's largest corporations. Our revenue-producing strategy has been strongly focused on selling more than ninety state-of-the-art, fee-based banking and trust services.

Nationally, the company's cash management and treasury services rank number one in operational quality and among the top five in market share. Disbursing services are delivered to over 1,000 corporate customers, and more than 1,200 customers use our wholesale lockbox service. Wachovia continues to be an innovator in corporate disbursing functions through development of new products and technological capabilities such as the recently announced Wachovia Connection Image Workstation. This service will help corporate customers of any size find, retrieve, examine, and print images of checks that have been drawn on their accounts. Wachovia's Corporate Finance and Capital Markets Group over the past three years has consistently ranked among the top four U.S. banks originating letter of credit enhanced variable rate demand bond transactions. During 1993, this group facilitated loan syndications and private placements of senior debt.

Wachovia has been a leader for 100 years in trust services. Today, 1,200 trust specialists sell an outstanding array of employee benefit, personal financial, corporate trust, charitable funds, and investment management services to customers in more than thirty states. Investment opportunities range from the Biltmore Funds to the specialized, nontraditional Timberland investment for employee benefit accounts. Total assets under investment management approximate $18 billion. Trust has significant potential to increase its contribution to fee income.

Streamlined and conformed systems are essential to allow Wachovia to realize economies, provide better service, and generate marketing information to build a growing, competitive, and profitable interstate banking network. South Carolina, Georgia, and North Carolina are on a unified, interactive branch automation system. A new, sophisticated general ledger system is common to all three banks, and an enhanced trust system is being developed. Plans are under way to consolidate the credit operations from 12 cities in the three states into a single location in Winston-Salem by mid-1995. Image processing soon will be a reality in Wachovia operations. Investing in appropriate technology remains a major priority.

This is just a little taste of the good things happening at Wachovia. Over the years we have shifted with the economy, the reality of the marketplace, and the needs and desires of our customers. Our people are dedicated to excellence, high performance, and unparalleled service in serving millions of customers in three home states, across the nation, and abroad. We are confident that this great franchise offers substantial opportunities for Wachovia to achieve its goals. At the same time, the organization has significant flexibility for service line and geographic expansion. We will be alert to such opportunities, but careful not to waste or misdirect this precious advantage.

From this vantage point, we remember the ingredients of past success, and our deep and abiding commitment to excellence and soundness remains intact. Wachovia has historically enjoyed a premium price-to-earnings multiple. We cherish this recognition and the trust inherent in it. Today, you have our pledge that whatever the future may bring, we will be ready, armed with a passionate commitment to providing exceptional protection and growth for your investment.

MEMBER COMPANY DIRECTORS

WACHOVIA BANK OF GEORGIA, N.A.

G. JOSEPH PRENDERGAST              CARL BOLCH, JR.                  BRYAN D. LANGTON              D. RAYMOND RIDDLE
Chairman of the Board,             Chairman of the Board and        (Advisory Director)           President and
President and                      Chief Executive Officer          Chairman of the Board and     Chief Executive Officer
Chief Executive Officer            Racetrac Petroleum, Inc.         Chief Executive Officer       National Service Industries, Inc.
                                                                    Holiday Inn Worldwide
F. DUANE ACKERMAN                  JAMES E. BOSTIC, JR.
President and                      Group Vice President             BERNARD MARCUS                S. STEPHEN SELIG III
Chief Executive Officer            Communication Papers Division    Chairman of the Board and     Chairman of the Board
BellSouth Telecommunications,      Georgia-Pacific Corporation      Chief Executive Officer       and President
Inc.                                                                The Home Depot, Inc.          Selig Enterprises, Inc.
                                   MICHAEL C. CARLOS
EDWARD L. ADDISON                  Chairman of the Board and        DANIEL W. MCGLAUGHLIN         ALANA S. SHEPHERD
Chairman of the Board and          Chief Executive Officer          President and                 Secretary of the Board
Chief Executive Officer            National Distributing Co., Inc.  Chief Operating Officer       Shepherd Spinal Center
The Southern Company                                                Equifax, Inc.
                                   G. STEPHEN FELKER                                              J. V. WHITE
L. M. BAKER, JR.                   Chairman of the Board and                                      Chairman of the
President and                      Chief Executive Officer                                        Executive Committee
Chief Executive Officer            Avondale Mills, Inc.                                           Equifax, Inc.
Wachovia Corporation

THOMAS E. BOLAND
Retired Chairman of the Board

WACHOVIA BANK OF NORTH CAROLINA, N.A.

J. WALTER MCDOWELL            FELTON J. CAPEL                 RICHARD L. DAUGHERTY                JOHN F. WARD
President and                 Chairman of the Board           North Carolina Senior               Chief Executive Officer
Chief Executive Officer       and President                   State Executive,                    Hanes Group
                              Century Associates of           Vice President Worldwide            Senior Vice President
L. M. BAKER, JR.              North Carolina                  Manufacturing                       Sara Lee Corporation
Chairman of the Board                                         IBM PC Company
                              WILLIAM CAVANAUGH, III          IBM Corporation                     ANDERSON D. WARLICK
THOMAS M. BELK, JR.           President and                                                       President and
Senior Vice President         Chief Operating Officer         ESTELL C. LEE                       Chief Operating Officer
Belk Stores Services, Inc.    Carolina Power & Light Company  Chairman of the Board               Parkdale Mills, Inc.
                                                              and President
H. C. BISSELL                 BERT COLLINS                    The Lee Company                     DAVID J. WHICHARD, II
Chairman of the Board and     President and                                                       Chairman
Chief Executive Officer       Chief Executive Officer         WYNDHAM ROBERTSON                   The Daily Reflector
The Bissell Companies, Inc.   North Carolina Mutual           Vice President, Communications
                              Life Insurance Company          University of North Carolina        JOHN C. WHITAKER, JR.
                                                                                                  Chairman of the Board and
                                                                                                  Chief Executive Officer
                                                                                                  Inmar Enterprises, Inc.

SOUTH CAROLINA NATIONAL CORPORATION
THE SOUTH CAROLINA NATIONAL BANK

ANTHONY L. FURR              FRANK W. BRUMLEY                JAMES B. EDWARDS, D.M.D.               ROBERT S. SMALL, JR.
Chairman of the Board,       President                       President                              President
President and                The Brumley Company             Medical University of South Carolina   AVTEX Properties, Inc.
Chief Executive Officer
                             W. T. CASSELS, JR.              JAMES G. LINDLEY                       WILLIAM G. TAYLOR
L. M. BAKER, JR.             Chairman of the Board           Chairman Emeritus                      President
President and                Southeastern Freight Lines, Inc.                                       The Springs Company
Chief Executive Officer                                      JOE A. PADGETT
Wachovia Corporation         THOMAS C. COXE, III             Executive Vice President               BEATRICE R. THOMPSON, PH.D.
                             Executive Vice President        The South Carolina National Bank       Coordinator of Psychological
CHARLES J. BRADSHAW          Sonoco Products Company                                                Services
President                                                    W. M. SELF                             Anderson School District Five
Bradshaw Investments, Inc.   FREDERICK B. DENT, JR.          President and
                             President                       Chief Executive Officer
                             Mayfair Mills, Inc.             Greenwood Mills, Inc.


WACHOVIA CORPORATION DIRECTORS AND OFFICERS

DIRECTORS

L. M. BAKER, JR.                  THOMAS K. HEARN, JR.            JAMES W. JOHNSTON
President and                     President                       Chairman and
Chief Executive Officer           Wake Forest University          Chief Executive Officer
                                                                  R.J. Reynolds Tobacco Worldwide
JOHN G. MEDLIN, JR.               W. HAYNE HIPP
Chairman of the Board             President and                   W. DUKE KIMBRELL
                                  Chief Executive Officer         Chairman of the Board and
RUFUS C. BARKLEY, JR.             The Liberty Corporation         Chief Executive Officer
Chairman of the Board                                             Parkdale Mills, Inc.
Cameron & Barkley Company         ROBERT M. HOLDER, JR.
                                  Chairman of the Board           HERMAN J. RUSSELL
CRANDALL C. BOWLES                Holder Corporation              Chairman of the Board and
Executive Vice President                                          Chief Executive Officer
Springs Industries, Inc.          DONALD R. HUGHES                H.J. Russell & Company
                                  Vice Chairman of the Board
JOHN L. CLENDENIN                 and Chief Financial Officer     SHERWOOD H. SMITH, JR.
Chairman of the Board,            Burlington Industries, Inc.     Chairman of the Board and
President and                                                     Chief Executive Officer
Chief Executive Officer           F. KENNETH IVERSON              Carolina Power & Light Company
BellSouth Corporation             Chairman and
                                  Chief Executive Officer         CHARLES MCKENZIE TAYLOR
LAWRENCE M. GRESSETTE, JR.        Nucor Corporation               Chairman of the Board
Chairman of the Board,                                            Taylor & Mathis, Inc.
President and
Chief Executive Officer
SCANA Corporation

EXECUTIVE OFFICERS

L. M. BAKER, JR.            ANTHONY L. FURR               J. WALTER MCDOWELL
President and               Executive Vice President      Executive Vice President
Chief Executive Officer
                            WALTER E. LEONARD, JR.        G. JOSEPH PRENDERGAST
JERRY D. CRAFT              Executive Vice President      Executive Vice President
Executive Vice President
                            KENNETH W. MCALLISTER         RICHARD B. ROBERTS
MICKEY W. DRY               Executive Vice President      Executive Vice President
Executive Vice President    General Counsel               Treasurer
Chief Credit Officer
                            ROBERT S. MCCOY, JR.
HUGH M. DURDEN              Executive Vice President
Executive Vice President    Chief Financial Officer

                                                                   BULK RATE
                                                               U.S. POSTAGE PAID
                                                                   WACHOVIA
                                                                  CORPORATION
(LOGO)

Wachovia Corporation
P.O. Box 3099
Winston-Salem, NC 27150

SHAREHOLDER INFORMATION
- - --------------------------------------------------------------------------------

SHAREHOLDER SERVICES
Dividend Reinvestment and Common Stock Purchase Plan - The plan provides common stockholders of record a regular way of investing cash dividends in additional shares at an average market price and/or investing optional cash payments without payment of brokerage commissions or service charges.

Direct Deposit of Cash Dividends - Direct deposit is a safe, fast and timesaving method of receiving cash dividends through automatic deposit on date of payment to a checking, savings or money market account at any financial institution which participates in an Automated Clearing House.

Address Change and Account Assistance - To help ensure timely receipt of shareholder mailings, please notify the corporation, in writing, immediately of any address change or correction. Use of your shareholder account number and a daytime phone number in all correspondence will be appreciated.

For information about these services, requests for address changes and account assistance, please contact:

H. Jo Barlow                              Wachovia Corporation
Shareholder Services                      P.O. Box 3099
910-770-5787                              Winston-Salem, NC 27150

OTHER INFORMATION
Additional information about Wachovia Corporation or its member companies may be obtained by contacting:
Robert S. McCoy, Jr., Chief Financial Officer, 910-770-5926
James C. Mabry, Investor Relations, 910-770-5788

Wachovia Corporation
P.O. Box 3099
Winston-Salem, NC 27150

COMMON STOCK LISTING
New York Stock Exchange Symbol: WB

GRAPHICS APPENDIX

1. TOTAL RETURN COMPARISON - The graph appearing on page 20 of the 1994 1st Quarter Report plots total returns for Wachovia, the S&P 500 and the KBW 50 Index. The base period of December 31, 1988 is equal to 100. Dividends are assumed to be reinvested quarterly. The data for both the S&P 500 and KBW 50 Index is weighted by market capitalization. The total returns for the years ended 1988-1993 and the quarter ended March 31, 1994 are listed below:


                                                                1st
                                                                QTR
                1988    1989    1990    1991    1992    1993    1994
                ----    ----    ----    ----    ----    ----    ----
Wachovia        100     134.34  143.59  206.31  250.14  253.34  242.29
S&P 500         100     131.68  127.58  166.46  179.14  197.19  189.71
KBW 50          100     118.91   85.40  135.17  172.23  181.77  178.53